UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File No. 001-38145

Fury Gold Mines Limited
(Translation of registrant's name into English)

1630-1177 West Hastings Street
Vancouver, BC, V6E 2K3 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [  ]  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibits

99.1	Notice of Abridgement dated April 19, 2023

99.2	Notice of Annual General Meeting of Shareholders to be held on June 29, 2023

99.3	Management Information Circular dated May 18, 2023

99.4	Form of Proxy

99.5	Financial Statements Request Form

99.6	Long-Term Incentive Plan, submitted to shareholders for approval on June 29, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 23, 2023

Fury Gold Mines Limited

/s/ Lynsey Sherry
_____________________________________________
Lynsey Sherry
Chief Financial Officer